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                               May 10, 2023

       Donald Goree
       Chief Executive Officer
       HNR Acquisition Corp.
       3730 Kirby Drive, Suite 1200
       Houston, TX 77098

                                                        Re: HNR Acquisition
Corp.
                                                            Form 10-K for the
Fiscal Year ended December 31, 2022
                                                            Filed March 31,
2023
                                                            File No. 001-41278

       Dear Donald Goree:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year ended December 31, 2022

       Exhibit 31.1, page 70

   1. We note that your certification does not include paragraph 4(b) after the end of the transition period that
allows for this omission. In addition, the introductory language in paragraph 4 does not
refer to internal control over financial reporting.

                                                        Please amend the Form
10-K to provide a revised certification; you may file an
                                                        abbreviated amendment
that consists of a cover page, explanatory note, signature page and paragraphs 1, 2, 4
and 5 of the certification.

                                                        Refer to Rule 13a-14(a)
of the Exchange Act and Item 601(b)(31) of Regulation S-K.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Donald Goree
HNR Acquisition Corp.
May 10, 2023
Page 2




      You may contact Jenifer Gallagher, Staff Accountant, at (202) 551-3706 or John
Cannarella, Staff Accountant, at (202) 551-3337 with any questions.



FirstName LastNameDonald Goree                           Sincerely,
Comapany NameHNR Acquisition Corp.
                                                         Division of
Corporation Finance
May 10, 2023 Page 2                                      Office of Energy &
Transportation
FirstName LastName